UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 17, 2021

Commission File No. 0-53646

Grown Rogue International Inc.
(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	Annual Information Form for the year ended October 31, 2020, as filed on Sedar on March 15, 2021.
2.	Form 52-109FV1 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as filed on Sedar on March 15, 2021.
3.	Form 52-109FV1 CFO and Corporate Secretary Certification of Annual Filings Venture Issuer Basic Certificate, as filed on Sedar on March 15, 2021.
4.	Form 45-106F1 Report of Exempt Distribution, as filed on Sedar on March 15, 2021.
5.	Preliminary Short Form Prospectus, as filed on Sedar on March 23, 2021.
6.	Qualification Certificate, as filed on Sedar on March 23, 2021.
7.	Agency Agreement, as filed on Sedar on March 23, 2021.
8.	Decision Document (Preliminary), as filed on Sedar on March 23, 2021.
9.	Unaudited Condensed Interim Consolidated Financial Statements For the Three Months ended January 31, 2021 and 2020 Expressed in United States Dollars, as filed on Sedar on April 1, 2021.
10.	Form 51-102F1 Management Discussion & Analysis for the Three Months ended January 31, 2021, as filed on Sedar on April 1, 2021.
11.	Form 52-109FV1 CEO Certification of Interim Filings Venture Issuer Basic Certificate, as filed on Sedar on April 1, 2021.
12.	Form 52-109FV1 CFO and Corporate Secretary Certification of Interim Filings Venture Issuer Basic Certificate, as filed on Sedar on April 1, 2021.
13.	News Release – Grown Rogue Reports 5th Consecutive Quarter of Positive Adjusted Pro-Forma EBITDA, Record Pro-Forma Revenue of $2M, and Record 73% Cash Margin, as filed on Sedar on April 5, 2021.
14.	Form 62-103F3 Report Under Part 4 of National Instrument 62-103, as filed on Sedar on April 12, 2021.
15.	Amended and Restated Condensed Interim Consolidated Financial Statements (Unaudited) For the Three Months ended January 31, 2021 and 2020 Expressed in United States Dollars, as filed on Sedar on April 16, 2021.
16.	Form 51-102F1 Amended and Restated Management Discussion & Analysis for the Three Months ended January 31, 2021, as filed on Sedar on April 16, 2021.
17.	Form 52-109F2R CEO Certification of Refiled Interim Filings, as filed on Sedar on April 16, 2021.
18.	Form 52-109F2R CFO and Corporate Secretary Certification Certification of Refiled Interim Filings, as filed on Sedar on April 16, 2021.
19.	News Release – Grown Rogue Files Amended and Restated Q1 Financial Statements and Management Discussion and Analysis, as filed on Sedar on April 16, 2021.
20.	News Release – Grown Rogue Reports Record March Sales of US$1.25M, as filed on Sedar on April 20, 2021.
21.	Final Short Form Prospectus, as filed on Sedar on April 23, 2021.
22.	Consent letter of issuer’s legal counsel, as filed on Sedar on April 23, 2021.
23.	Consent letter of underwriter’s counsel, as filed on Sedar on April 23, 2021.
24.	Non-issuer’s submission to jurisdiction and appointment of agent (Adam August), as filed on Sedar on April 23, 2021.
25.	Non-issuer’s submission to jurisdiction and appointment of agent (Ryan Kee), as filed on Sedar on April 23, 2021.
26.	Non-issuer’s submission to jurisdiction and appointment of agent (Steven Lightman), as filed on Sedar on April 23, 2021.
27.	Non-issuer’s submission to jurisdiction and appointment of agent (Abhilash Patel), as filed on Sedar on April 23, 2021.
28.	Non-issuer’s submission to jurisdiction and appointment of agent (J. Obie Strickler), as filed on Sedar on April 23, 2021.
29.	Undertaking to file documents and material contracts, as filed on Sedar on April 23, 2021.
30.	Auditor’s consent letter, as filed on Sedar on April 26, 2021.
31.	Decision Document (Final), as filed on Sedar on April 26, 2021.
32.	News Release – Grown Rogue Grants Options and Issues Shares, as filed on Sedar on April 30, 2021.
33.	News Release – Grown Rogue International Announces Receipt for Final Short Form Prospectus, as filed on Sedar on April 30, 2021.
34.	News Release – Grown Rogue Partner Exercises Option and Acquires 60% Controlling Interest of Golden Harvests, as filed on Sedar on May 3, 2021.
35.	News Release – Grown Rogue Retires Senior Secured Convertible Debentures, as filed on Sedar on May 10, 2021.
36.	Form 51-102F3 Material Change Report, as filed on Sedar on May 11, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated May 17, 2021	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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